UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Techfaith Wireless Communication Technology Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84383101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84383101

1	Names of reporting persons Defu Dong
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 4,500,000 ordinary shares(1)
	6	Shared voting power 254,695,000 ordinary shares
	7	Sole dispositive power 4,500,000 ordinary shares(1)
	8	Shared dispositive power 254,695,000 ordinary shares
9	Aggregate amount beneficially owned by each reporting person 259,195,000 ordinary shares(2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 32.5%(3)
12	Type of reporting person IN

(1)	Represent 4,500,000 ordinary shares issuable upon the exercise of vested share options held by Mr. Defu Dong.
(2)	Represent (i) 4,500,000 ordinary shares issuable upon the exercise of vested share options held by Mr. Defu Dong and (ii) 254,695,000 ordinary shares.
(3)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2014 and assuming all share options held by Mr. Defu Dong that are exercisable within 60 days of December 31, 2014 are exercised.

CUSIP No. G84383101

1	Names of reporting persons Helio Glaze Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 83,500,000 ordinary shares
	7	Sole dispositive power 0
	8	Shared dispositive power 83,500,000 ordinary shares
9	Aggregate amount beneficially owned by each reporting person 83,500,000 ordinary shares
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 10.5%(1)
12	Type of reporting person CO

(1)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2014.

CUSIP No. G84383101

1	Names of reporting persons Huo’s Offshore Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 83,500,000 ordinary shares
	7	Sole dispositive power 0
	8	Shared dispositive power 83,500,000 ordinary shares
9	Aggregate amount beneficially owned by each reporting person 83,500,000 ordinary shares
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 10.5%(1)
12	Type of reporting person OO

(1)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2014.

4

ITEM 1(a).	NAME OF ISSUER:

China Techfaith Wireless Communication Technology Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F., M8 West, No. 1 Jiu Xian Qiao East Road, Chao Yang District,

Beijing 100016, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Defu Dong

Helio Glaze Limited (the “Record Holder”)

Huo’s Offshore Trust (the “Trust”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Defu Dong

3/F., M8 West, No. 1 Jiu Xian Qiao East Road

Chao Yang District, Beijing 100016

People’s Republic of China

Helio Glaze Limited

P.O. Box 916, Woodbourne Hall

Road Town, Tortola

British Virgin Islands

Huo’s Offshore Trust

Compass Point, 9 Bermudiana Road

Hamilton HM11

Bermuda

ITEM 2(c).	CITIZENSHIP:

Defu Dong is a PRC citizen. The place of organization of the Record Holder is the British Virgin Islands. The Trust is established under the laws of the Cayman Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e). CUSIP NO.:

G84383101

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:		Percent of class:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Defu Dong	259,195,000	(1)	32.5	%(2)	4,500,000	(3)	254,695,000	4,500,000	(3)	254,695,000
Helio Glaze Limited	83,500,000		10.5	%(4)	0		83,500,000	0		83,500,000
Huo’s Offshore Trust	83,500,000		10.5	%(4)	0		83,500,000	0		83,500,000

(1)	Represent (i) 4,500,000 ordinary shares issuable upon the exercise of vested share options held by Mr. Defu Dong and (ii) 254,695,000 ordinary shares.
(2)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2014 and assuming all share options held by Mr. Defu Dong that are exercisable within 60 days of December 31, 2014 are exercised.
(3)	Represent 4,500,000 ordinary shares issuable upon the exercise of vested share options held by Mr. Defu Dong.
(4)	The percentage ownership is calculated based on 794,003,193 ordinary shares outstanding as of December 31, 2014.

The Record Holder is the record owner of 83,500,000 ordinary shares of the Issuer. Mr. Defu Dong is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which Mr. Dong is the sole director. Mr. Dong, the Record Holder and the Trust may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, each of the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by Mr. Dong other than 83,500,000 ordinary shares.

Mr. Dong is the sole director of each of the Record Holder, the Trust , Oasis Land Limited and Dong’s Family Trust and may be deemed to beneficially own all ordinary shares of the Issuer that are directly owned by each of these entities. However, each of these entities and its holding companies disclaims any beneficial ownership of ordinary shares of the Issuer directly owned by any other entity.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

Defu Dong	/s/ Defu Dong
Defu Dong

Helio Glaze Limited	By:	/s/ Defu Dong
		Name:	Defu Dong
		Title:	Director

Huo’s Offshore Trust

	By:	/s/ Defu Dong
		Name:	Defu Dong
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement